Mail Stop 3561

      	July 18, 2005


Via U.S. Mail

Robert Gerald Buchanan, President
Genco Shipping and Trading Limited
35 West 56th Street
New York, New York  10019

Re: 	Genco Shipping and Trading Limited
	Registration Statement on Form S-1
	Filed July 6, 2005
	File No. 333-124718

Dear Mr. Buchanan,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. It appears that the maximum aggregate offering price of your offering has increased. In the next amendment, please revise your fee calculation and pay the additional fee. Please refer to Rule
457(o)
of Regulation C.


Dividend Policy, page 5
2. We note that you expect to declare your first quarterly dividend of
54 cents per share by November 2005 based on your operations for the third quarter of 2005. As you have no history of dividend payments at this date and as dividend payments are solely at the discretion of the board, please specifically state these facts in an accompanying sentence. In addition, please clarify in this section the extent to which reserves for debt repayment, drydocking and other such obligations have been deducted when deriving your estimate. In other words, if this payment takes into account only available cash from operations less cash expenses for the quarter, please so state.

Equity Incentive Plan, page 81
3. In the first sentence of the last paragraph, clarify if the exercise price of the restricted shares to be awarded to Messrs. Buchanan and Wobensmith will be the initial public offering price. Further, if the various awards described in the final paragraph are expected to result in significant compensation expense, it appears that appropriate disclosure should be provided in the Capitalization table on page 29. Please revise or advise.
Principal and Selling Shareholders, page 82
4. Please revise your table to add columns depicting the number of shares to be sold and the percent of class after the offering considering the over-allotment option.

Underwriting, page 107
General
5. We note your supplemental responses to prior comments 23 and 24 from our letter to you dated June 6, 2005. Please provide us with copies of all information concerning your company or prospectus that has appeared on the websites.

Directed Share Program, page 108
6. We note your response to prior comment 10; however, per a phone call received from your counsel on July 8, 2005, we note that the lock-up terms of your directed share program may have changed.
Please
provide us with an updated response.

Over-Allotment Option, page 108
7. Please revise to disclose the number of shares available to the underwriters through the over-allotment option.

Lock-up Agreements, page 108
8. Please update this section considering your changes to the directed share program. Please file any lock-up agreements as exhibits to the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2
9. Prior to requesting effectiveness of the Registration
Statement,
please provide in an amended filing, an unrestricted accountants` report and accountants` consent.

Exhibit 5
10. Please provide an opinion with respect to the shares offered by the selling shareholder and the shares offered by the selling shareholder through the over-allotment option.

Exhibit 23.2
11. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Please
refer to Rule 402 of Regulation C.

Other
12. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton at (202) 551-3328 or
Margery
Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

      	Regards,


      	Max A. Webb
      	Assistant Director

cc:	Gary J. Wolfe, Esq.
      Seward & Kissel LLP
	via facsimile:  (212) 480-8421
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Mr. Robert Gerald Buchanan
Genco Shipping and Trading Limited
July 18, 2005
Page 1